08028492

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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AB 3/17

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2008
Washington, DC
101

SEC FILE NUMBER
8- 50822

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 ENDING December 31, 2007

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
A&F Financial Securities, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3366 Park Avenue, Suite 300
(No. and Street)

Wantagh (City) New York (State) 11793 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Barbara Halpern 203-210-7364
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
MAR 24 2008
THOMSON FINANCIAL
B

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

LILLING & COMPANY, LLP
(Name – if individual, state last, first, middle name)

10 CUTTER MILL ROAD (Address) GREAT NECK (City) NY (State) 11021 (Zip Code)

CHECK ONE
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number

NJ 3/31

OATH OR AFFIRMATION

I, Daniel Dvorznak, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

A&F Financial Securities, Inc. , as of

December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Vice President

Title

Notary Public 2/28/08

OLUWASHEYI AJAYI
Notary Public, State of New York
No. 01AJ6143176
Qualified in Nassau County
Commission Expires April 3, 2010

This Report ** contains (check all applicable boxes):

- [x] (a) Facing Page
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss)
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

A&F FINANCIAL SECURITIES, INC.

REPORT ON AUDIT OF FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION

REPORT ON INTERNAL CONTROL

DECEMBER 31, 2007

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

Board of Directors and Stockholders
A&F Financial Securities, Inc.
Wantagh, New York

We have audited the accompanying statement of financial condition of A&F Financial Securities, Inc. as of December 31, 2007, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. According, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of A&F Financial Securities, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule 1 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. This schedule is the responsibility of the Company's management. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lilling & Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 22, 2008

Ten Cutter Mill Road, Great Neck, NY 11021-3201 • (516) 829-1099 • Fax (516) 829-1065

A&F FINANCIAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2007

ASSETS

Cash	$	101,079
Due from clearing broker		511,754
Office equipment, net		23,627
Prepaid expenses		15,973
	$	652,433

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities

Accrued expenses	$	286,503

Stockholders' equity

Common stock, $1 par value; 200,000 shares authorized, 300 shares issued and outstanding		300
Additional paid-in-capital		130,000
Retained earnings		235,630
		365,930
	$	652,433

See notes to financial statements

A&F FINANCIAL SECURITIES, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2007

REVENUES	
Commission income	$ 3,510,657
Trading and other income	48,412
	3,559,069
EXPENSES	
Payroll and related costs	1,761,784
Occupancy costs	104,049
Professional fees	144,613
Other expenses	649,391
	2,659,837
NET INCOME	$ 899,232

See notes to financial statements

A&F FINANCIAL SECURITIES, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER, 31 2007

Cash flows from operating activities	
Net income	$ 899,232
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation	1,887
(Increase) decrease in assets:	
Due from clearing broker	(486,754)
Securities owned	57,460
Prepaid expenses	(15,973)
Increase (decrease) in liabilities:	
Accrued expenses	284,232
Total adjustments	(159,148)
Net cash provided by operating activities	740,084
Cash flows from investing activities	
Cash paid for furniture and equipment	(24,605)
Net cash used in investing activities	(24,605)
Cash flows from financing activities	
Proceeds from paid-in capital	130,000
Distributions paid	(755,203)
Net cash used in financing activities	(625,203)
NET CHANGE IN CASH	90,276
CASH - BEGINNING	10,803
CASH - END	$ 101,079

Supplemental disclosures of cash flow information:
Cash paid during the year for:

Interest expense	$ -
Income taxes	$ -

See notes to financial statements

A&F FINANCIAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
YEAR ENDED DECEMBER 31, 2007

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TOTAL
Balance - beginning	$ 300	$ 90,571	$ 1,030	$ 91,901
Net income	-	-	899,232	899,232
Additional paid-in-capital	-	130,000	-	130,000
Distributions	-	(90,571)	(664,632)	(755,203)
Balance - end	$ 300	$ 130,000	$ 235,630	$ 365,930

See notes to financial statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization

A&F Financial Securities, Inc. (the "Company") is a securities broker-dealer organized and incorporated under the laws of the State of Florida. The Company is registered with the Financial Industry Regulatory Authority (FINRA) and the Securities Exchange Commission. The Company, as a non-clearing broker, does not handle customers' funds or securities. There were no liabilities subordinated to claims of general creditors during the year ended December 31, 2007.

Securities Transactions and Commissions

Securities transactions are recorded on a trade date basis. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Securities owned are recorded at current market value. Securities not readily marketable are valued at fair market value as determined by management, which approximates estimated realizable value. Securities not readily marketable include investment securities that cannot be offered or sold because of restrictions applicable to the securities or to the Company.

Income Taxes

The Company elected to be taxed as an "S" Corporation for federal and state purposes. An "S" Corporation generally pays no income taxes and passes through substantially all taxable events to the shareholders of the Company.

Significant Credit Risk

The responsibility for processing customer activity rests with its clearing firm, Wedbush Morgan Securities Inc. (Wedbush). The Company's clearing and execution agreement provides that Wedbush's credit losses relating to unsecured margin accounts receivable of the Company's customers are charged back to the Company.

In accordance with industry practice, Wedbush records customer transactions on a settlement date basis, which is generally three business days after the trade date. Wedbush is therefore exposed to risk of loss on these transactions in the event of the customer's inability to meet the terms of its contracts, in which case Wedbush may have to purchase or sell the underlying financial instruments at prevailing market prices in order to satisfy its customer-related obligations. Any loss incurred by Wedbush is charged back to the Company.

The Company, in conjunction with Wedbush, controls off-balance-sheet risk by monitoring the market value and marking securities to market on a daily basis and by requiring adjustments of collateral levels. Wedbush establishes margin requirements and overall credit limits for such activities and monitors compliance with the applicable limits and industry regulations on a daily basis.

Estimates

Management of the Company uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates management uses.

2. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-3

The Company is exempt for the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 pursuant to Paragraph (k)(2)(ii). As an introducing broker, the Company clears customer transactions on a fully disclosed basis with Wedbush and promptly transmits all customer funds and securities to Wedbush. Wedbush carries all of the accounts of such customers and maintains and preserves such books and records.

3. COMMITMENTS AND CONTINGENCIES

Office Lease

The Company leases office space in Wantagh, New York under a lease that expires December 31, 2009. The lease calls for annual rent payments of approximately $67,000 in 2008 and 2009. Rent expense was approximately $67,000 for the year ended December 31, 2007.

4. RETIREMENT PLAN

The Company sponsors a retirement plan for its eligible employees. The Company made total contributions of approximately $42,000 to the plan during the year ended December 31, 2007.

5. OFFICE EQUIPMENT

Office equipment consists of the following:

Office equipment	$ 16,394
Computers	9,120
	25,514
Accumulated depreciation	1,887
	$ 23,627

Depreciation expense was $1,887 for the year ended December 31, 2007.

6. NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c-3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2007, the Company had net capital of $326,330, which was $276,330 in excess of its required net capital of $50,000. The Company had a percentage of aggregate indebtedness to net capital of 88% as of December 31, 2007.

Supplementary Information
Pursuant to Rule 17a-5 of the
Securities Exchange Act of 1934

As of December 31, 2007

A&F FINANCIAL SECURITIES, INC. — Schedule 1

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION DECEMBER 31, 2007

NET CAPITAL	
Stockholders' equity	$ 365,930
Deductions and/or charges:	
Non-allowable assets	39,600
Net capital before haircuts on securities positions	326,330
Haircuts and undue concentration	-
NET CAPITAL	$ 326,330
MINIMUM NET CAPTIAL REQUIREMENT	$ 50,000
EXCESS OF NET CAPITAL OVER MINIMUM REQUIREMENTS	$ 276,330
AGGREGATE INDEBTEDNESS	$ 286,503
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	88%

Reconciliation with the Company's computation (included in Part II of Form X17A-5) as of December 31, 2007

Net capital, as reported in Company's part II (unaudited) Focus report	$ 346,106
Net audit adjustments	(19,776)
Net Capital, per above	$ 326,330

Lilling & Company LLP

Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5 (g)(1) FOR A BROKER- DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

Board of Directors and Stockholders
A & F Financial Securities, Inc.
Wantagh, New York

In planning and performing our audit of the financial statements of A & F Financial Securities, Inc. (the Company), as of and for the year ended December 31, 2007 in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatements of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Lilly + Company

CERTIFIED PUBLIC ACCOUNTANTS
Great Neck, New York

February 22, 2008

END